SEC, Washington Exemption File No. 82-5079

Press release


03050431



20 March 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH, D.C. 165 SECTION

Skandia granted licence in China

Skandia, together with Beijing State-owned Asset Management Corporation Ltd (BSMAC), has been granted a licence to conduct life assurance business in Beijing, China, through a joint-venture company.

"This is an important step for Skandia. It is the first international life assurance licence to be granted in Beijing, which is one of the largest markets for this type of product in China," says Lars-Eric Petersson, President and CEO of Skandia.

Gunnar Moberg, Skandia's Regional Director in Asia, comments: "Skandia has had a representative office in China since 1998. It is very gratifying to now get this opportunity to begin working in one of the world's most attractive markets for long-term savings. Moreover, in BSMAC we have a long-term partner with whom we have a well-working cooperation arrangement."

Sales of life assurance products are expected to commence in early 2004.

For further information, please contact:
Gunnar Moberg, Regional Director, Asia, tel. +852 9305 5005
Harry Vos, Head of Investor Relations, tel. +46-8-788 25 00
Gunilla Svensson, Press Secretary, tel. +46-8-788 42 97

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